Exhibit 99.1
Financial Results as of and for the Years ended December 31, 2007 and 2006
* The financial results for the fiscal years 2007 and 2006 are non-consolidated and prepared in accordance with generally accepted accounting principles in Korea (K-GAAP). Please refer to Item 3 of Exhibit 99.3 included in this submission on Form 6-K for the 2007 and 2006 financial results.
REVIEW OF FINANCIAL RESULTS
Revenues and Cost of Revenues
Revenues for 2007 was KRW 33,686 million (US$ 35,997 thousand), representing a 2.9% decrease from KRW 34,687 million for 2006.
Royalties and licensing fees revenues for 2007 were KRW 25,153 million (US$ 26,879 thousand), representing a 5.0% decrease from KRW 26,482 million for 2006. This decline was primarily attributed to: (i) decreased revenues from Ragnarok OnlineTM which faced intense competition in the global online gaming markets and (ii) an absence of license fees from Taiwan for the period October 2006 to September 2007 and from Thailand beginning March 2007 pursuant to amendments made to the Ragnarok OnlineTM license agreements for these two markets. However, the decline was partially offset by the 14.5% increased royalty revenues from Japan in 2007.
Subscription revenues increased 13.3% to KRW 6,393 million (US$ 6,832 thousand) for 2007 from KRW 5,643 million for 2006. The increase resulted mainly from increased revenues from commercializing Emil Chronicle Online, Pucca Racing and Requiem in 2007.
Cost of revenues was KRW 13,746 million (US$ 14,689 thousand) for 2007, representing a 14.8% increase from KRW 11,978 million for 2006. The increase in Gravity’s cost of revenues is mainly attributed to increased commission paid and partially attributed to commercialization of Emil Chronicle Online, Pucca Racing and Requiem.
As a result of the foregoing factors, gross profit for 2007 was KRW 19,940 million (US$ 21,308 thousand), representing a 12.2% decrease from KRW 22,710 million for 2006. The gross profit ratio declined from 65.5% in 2006 to 59.1% in 2007.
Selling, General & Administrative Expenses (“SG&A”)
The Company reduced total SG&A by 8.2% to KRW 29,960 million (US$ 32,015 thousand) for 2007 compared with KRW 32,623 million for 2006.
This reduction in SG&A was attributed primarily to lower commissions and R&D expenses. R&D expenses decreased by 33.9% from KRW 9,229 million for 2006 to KRW 6,096 million for 2007 (US$ 6,514 thousand) because R&D expenses were converted into intangible assets (capitalized R&D cost) after open beta testing and into cost of revenues after commercialization. In 2007, the Company commenced open beta testing of Ragnarok Online2TM (May 28), Requiem (July 21), Pucca Racing (August 2), W Baseball (August 23) and Bodycheck Online (August 29) and commercialized Emil Chronicle Online (August 2), Pucca Racing (September 20) and Requiem (October 10). However, the open beta testing and commercialization of these new games contributed to increasing advertising expenses by KRW 2,751 million (or 81.6%), while simultaneously offsetting a portion of the decrease in SG&A.
As a result of the foregoing factors, the Company’s operating loss for 2007 was KRW 10,020 million (US$ 10,707 thousand).

Non-operating Income and Non-operating Expenses
Non-operating income for 2007 was KRW 5,830 million (US$ 6,230 thousand) compared with KRW 10,869 million in 2006 representing a 46.4% decrease. This decrease is due to the existence in 2006 of KRW 4,947 million in reimbursement of fees related to investigation of an alleged accounting fraud by the former chairman.
Meanwhile, non-operating expenses for 2007 was KRW 20,513 (US$ 21,920 thousand) a 151.8% increased from KRW 8,145 million in 2006, which consist primarily of (i) KRW 8,619 million of impairment loss on available-for-sale securities related to the investment in Perpetual Entertainment and (ii) KRW 4,619 million of litigation charges.
Loss before income tax for 2007 was KRW 24,704 million (US$ 26,398 thousand), which represents a 243.6% increase compared with KRW 7,189 million in 2006.
As a result of the foregoing factors, Gravity recorded a net loss of KRW 27,559 million (US$ 29,450 thousand) for 2007 compared with a net loss of KRW 18,378 million for 2006.
The balance of cash and cash equivalents and short-term financial instruments was KRW 52,331 million (US$ 55,921 thousand) as of December 31, 2007.
Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 935.80 to US$1.00, the noon buying rate in effect on December 31, 2007 as quoted by the Federal Reserve Bank of New York.